CUSIP 589433101             13D





                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. )


                          Meredith Corporation
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                             589433101
                           (CUSIP Number)


                            David Winters
                         Peter A. Langerman
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           January 31, 2001
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    2,611,759 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    2,611,759 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,611,759 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    6.7% (See Item 5)


14. TYPE OF REPORTING PERSON          IA


Item 1.  Security and Issuer

This statement relates to the Common Stock (the "Common Stock ") of Meredith Corporation, an Iowa corporation (the "Issuer"). The
Issuer's principal executive offices are located at 1716 Locust
Street, Des Moines, Iowa 50309-3023.

Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, LLC ("FMA")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

            Address of Principal Business/Principal Office:

            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $78.1 million (including brokerage commissions). All such funds were provided from investment capital of FMA's respective advisory clients.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FMA's advisory clients for the purpose of investment. Neither FMA nor any executive officer or director of FMA has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMA's clients for the purpose of investment.

The Issuer's shares trade at what FMA believes is a significant discount to their intrinsic value, and FMA further believes that the Issuer has failed to take steps sufficent to surface the underlying value in the Issuer's shares. In addition to growing asset value, management must energetically move to narrow the discount and refocus the Issuer's overall strategy in a direction that will benefit all shareholders. The Issuer faces major strategic issues regarding its broadcasting properties and margins are unsatisfactory. FMA recommends splitting the Issuer's publishing business from its broadcasting companies.

FMA believes that the Issuer urgently needs to add directors to its board who have media and corporate finance experience. A more proactive board with increased expertise evaluating divestitures and other potential value enhancing alternatives would ensure that the Issuer does a better job of delivering the underlying potential of the Issuer's assets, either by redirecting priorities internally or by hiring external advisors. In addition, a more proactive board would demand from management commitments to deliver increased performance within specific timelines as a prelude to considering more drastic alternatives such as changing management. In FMA's view, an example of an inappropriate incentive to management is the option package approved at the last shareholders' meeting. FMA voted against the option package, believing that issuing additional options to management at a big discount to underlying values despite relatively poor past performance was not in the best interests of the Issuer's shareholders.

FMA may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMA may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMA's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMA nor any executive officer or director of FMA, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients is the owner of 2,611,759 shares of the Common Stock. Investment advisory contracts with FMA's advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of 2,611,759 shares, representing approximately 6.7% of the outstanding shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A  Executive Officers and Directors of Reporting Persons
Exhibit B  Letter dated 1/31/2001

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


January 31, 2001


Franklin Mutual Advisers, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary
Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

Martin L. Flanagan
Senior Vice President/Chief Financial Officer - FMA
FRI

Leslie M. Kratter
Secretary - FMA
FRI

Kenneth A. Lewis
Controller - FMA
FRI

Jeffrey A. Altman
Senior Vice President - FMA
FMA

Jeff Diamond
Vice President - FMA
FMA

Robert L. Friedman
Senior Vice President - FMA
FMA

Raymond Garea
Senior Vice President - FMA
FMA

Ephraim Karpel
Vice President - FMA
FMA

Andrea Kraszewski
Vice President - FMA
FMA

Peter A. Langerman
President/Chief Executive Officer - FMA
FMA

Stuart Pistol
Assistant Vice President - FMA

Susan Potto
Vice President - FMA
FMA

Michael F. Price
Chairman - FMA
FMA

Charles R. Sims
Treasurer - FMA
FMA

Lawrence N. Sondike
Senior Vice President - FMA
FMA

Bradley Takahashi
Assistant Vice President - FMA
FMA

David Winters
Senior Vice President - FMA
FMA



FRI    Franklin Resources, Inc.
       777 Mariners Island Blvd.
       San Mateo, CA 94404

Parent Company of Franklin/Templeton Distributors, Inc., (the Parent Company of Franklin Mutual Advisers, LLC) and a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

FMA   Franklin Mutual Advisers, LLC
       51 John F. Kennedy Parkway
       Short Hills, NJ 07078

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual
Series Fund Inc.

Exhibit B




January 31, 2001




BY FAX TO 515.284.2700
(original via overnight courier)



William T. Kerr
Chairman and Chief Executive Officer
Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023
ph: 515.284.3000

          Re:  Meredith Corp. ("Meredith" or the "Company")

Dear Mr. Kerr:

     Franklin Mutual Advisers, LLC (the "FMA") is the adviser to a number of mutual funds which beneficially own, in the aggregate, 2,611,759 common shares of Meredith. Pursuant to advisory contracts with each of its clients, FMA exercises sole investment and voting power over the securities beneficially owned by its clients.

     We think you would agree with our assessment that the current and recent public market price of Meredith's common stock has consistently failed to reflect adequately the intrinsic value of the Company. In our view, the chronic undervaluation by the market is due to a number of factors, including management decisions relating to acquisitions, personnel and corporate governance issues.

     FMA believes that Meredith needs to add directors who have experience in corporate finance, investment banking and media companies and who have proven records of producing shareholder value. We also do not believe that management has given sufficient consideration to various long-term strategic alternatives which would unlock value for all of the Company's shareholders. In particular, FMA recommends splitting the Company's publishing business from its broadcasting companies which would result in immediate near term value for the Company's shareholders and provide the foundation for long-term appreciation as well.

     I would be pleased to discuss this further with you and the members of the board.


     Very truly yours,

FRANKLIN MUTUAL ADVISERS, LLC






                              David Winters
                              Senior Vice President


cc:  Directors of the Meredith Corporation

     Herbert M. Baum
     Mary Sue Coleman
     Mell Meredith Frazier
     Christina A. Gold
     Frederick B. Henry
     Joel W. Johnson
     Robert E. Lee
     Richard S. Levitt
     Philip A. Marineau
     E. T. Meredith III
     Nicholas L. Reding
     Jack D. Rehm

     c/o Leo R. Armatis
     Meredith Corporation
     1716 Locust Street
     Des Moines, IA 50309-30